PEASE OIL AND GAS COMPANY
                   PEASE OIL AND GAS COMPANY ANNOUNCES RESULTS
                     OF SUCCESSFUL WELL AT EAST BAYOU SORREL

                 Schwing #2 well tested at rate of 1437 Barrels
                      of Oil and 2.2 Million Cubic Feet of
                               Natural Gas per Day

FOR IMMEDIATE RELEASE - June 19,1997

Grand  Junction,  Colorado - June 19, 1997 - Pease Oil and Gas Company  (NASDAQ:
WPOG)announced today that the Schwing #2 was successfully drilled and dually completed at its East Bayou Sorrel Field in Therville Parish, Louisiana.

The Schwing #2 has approximately 74 feet of net pay in 9 potentially productive zones m the 13,480 foot well bore. Completions were made in the Cib hazz 2 sand and Marg. howeii 1, 2 and 3 sands. Individually, the Cib hazz 2 completion flow tested at a rate of 912 barrels of oil and 1.0 million cubic feet of natural gas per day on 8/64 choke at 6800 psi flowing pressure and the three Marg. howeii sands tested at the rate of 575 barrels of oil and 1.2 million cubic feet of natural gas per day on a 9/64 choke at 6900 psi flowing pressure. This well is being immediately connected to the recently constructed East Bayou Sorrel production facilities and will be added to the 1,400 barrels of oil and 1.4 million cubic feet of natural gas per day being produced from the Schwing #1 discovery well. It is expected that the Schwing #2 will be produced at rates in excess of the above test rates.

The dual completion involves perforations in 28 feet of net pay in the Cib hazz 2 and 27 feet of net pay in the Marg. howeii sections. These sections were not previously booked as proved reserves. Each of these sands are also present and appear productive in the Schwing #1 discovery well which was put on production at the beginning of the year. The Schwing #2 is structurally down dip from the Schwing #1 and the successful completion of the Cib hazz 2 and Marg(pound) howeii zones are new field discoveries and increases the proved area of both these reservoirs.

National Energy Group, Inc. of Dallas, Texas is the operator of the East Bayou Sorrel Field. Pease Oil and Gas Company owns 10% of the working interest and an additional 7.1825% after prospect payout working interest in this field. Fortune Petroleum Corporation of Houston, Texas is also a working interest owner in this field.

Pease Oil and Gas Company is a 29 year old Company traded on NASDAQ with the symbols WPOG (common) and WPOGW (warrants). For more information please contact Pat Duncan, CFO at (970) 245-5917 or Steve Antry at (714)752-5212.

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